Exhibit 2.2

SEPARATION AND DISTRIBUTION AGREEMENT

by and between

Leoch International Technology Limited

and

Leoch Energy Inc

Date as of December 17, 2025

SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT (this “Agreement”), dated as of December 17, 2025, is entered into by and between Leoch International Technology Limited, an exempted company incorporated under the Laws of the Cayman Islands (“ParentCo”), and Leoch Energy Inc, an exempted company incorporated under the Laws of the Cayman Islands (“SpinCo”) (each a “Party” and collectively, the “Parties”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Article 1.

RECITALS

WHEREAS, the board of directors of ParentCo (the “ParentCo Board”) has determined that it is appropriate, desirable and in the best interests of ParentCo and its shareholders to separate its two businesses, the ParentCo Business and the SpinCo Business, into ParentCo and SpinCo respectively, two publicly traded companies, by means of the transfer/assumption of certain assets and liabilities from ParentCo or any of the ParentCo Subsidiaries to SpinCo or any of the SpinCo Subsidiaries and the transfer/assumption of certain assets and liabilities from SpinCo or any of the SpinCo Subsidiaries to ParentCo or any of the ParentCo Subsidiaries, all as more fully described in this Agreement and the Ancillary Agreements (the “Separation”);

WHEREAS, on the Distribution Date, ParentCo will make a distribution, on a pro rata basis and in accordance with the applicable provisions of this Agreement, including Article 3, to holders of ParentCo Ordinary Shares on the Record Date of all the outstanding SpinCo Ordinary Shares owned by Parent (the “Distribution”);

WHEREAS, the Parties intend in this Agreement to set forth the principal corporate arrangements between the Parties with respect to the Separation and the Distribution.

NOW, THEREFORE, in consideration of the foregoing and the terms, conditions, covenants and provisions of this Agreement, ParentCo and SpinCo mutually covenant and agree as follows:

ARTICLE 1

DEFINITIONS

“Action” shall mean any demand, action, cause of action, claim, counterclaim, dispute, suit, countersuit, arbitration, hearing, inquiry, subpoena, proceeding, examination or investigation (whether criminal, civil, legislative, administrative, regulatory, prosecutorial, appellate or otherwise) by or before any federal, state, local, foreign or international Governmental Entity or any arbitration or mediation tribunal.

“Affiliate” of a Person shall mean any firm, individual, corporation, business trust, joint venture, association, company, limited liability company, partnership, or other organization or entity, that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control (provided that such common control is not by a natural person) with such specified Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or other interests, by contract or otherwise; provided that if control is deemed solely on the basis of ownership of voting securities or other interests, such ownership must be in excess of fifty percent (50%) of the then-outstanding shares of common stock or the combined voting power of such Person. For the sake of clarity, neither SpinCo nor any of the SpinCo Subsidiaries shall be considered Affiliates of ParentCo and the ParentCo Subsidiaries under this Agreement and vice versa.

“Agreement” shall have the meaning set forth in the preamble hereof.

“Ancillary Agreements” shall mean all of the contracts, obligations, indentures, agreements, leases, purchase orders, commitments, permits, licenses, notes, bonds, mortgages, arrangements or undertakings (whether written or oral and whether express or implied) that are legally binding on either Party or any part of its property under applicable Law entered into in connection with the transactions contemplated hereby, including the documents listed on Schedule I, to be delivered by SpinCo and ParentCo in connection with the Separation.

“Assumption” shall have the meaning set forth in Section 2.02(a).

“Chairman” shall have the meaning set forth in Section 3.04(b).

“Closing of the Books Method” shall mean the apportionment of items between Tax periods (or portions of a Tax period) based on a closing of the books and records on the close of the Distribution Date (in the event that the Distribution Date is not the last day of the Tax period, as if the Distribution Date were the last day of the Tax period), subject to adjustment for items accrued on the Distribution Date that are properly allocable to the Tax period following the Distribution, as determined by ParentCo in accordance with applicable Law; provided that Taxes not based upon or measured by net or gross income or specific events shall be apportioned between the Pre-Disposition Tax Period and Post-Distribution Tax Period on a pro rata basis in accordance with the number of days in each Tax period.

“Combined Books and Records” shall have the meaning set forth in Section 8.01(b).

“Connected Transactions” shall mean the transactions with the ParentCo Group under this Agreement and the Ancillary Agreements that will constitute connected transactions under the Hong Kong Listing Rules upon completion of the Distribution and which will be subject to the independent shareholders’ approval requirement under the Hong Kong Listing Rules.

“Consent” shall mean any consent, waiver, notice, report or other filing obtained, made or to be obtained from or made, including with respect to any Contract, or any registration, notification, dossier, appendices, license, permit, approval, authorization to be obtained from, or approval from, or notification requirement to, any third parties, including any Third Party to a Contract and any Governmental Entity.

“Contract” shall mean any contract, obligation, indenture, agreement, lease, purchase order, commitment, permit, license, note, bond, mortgage, arrangement or undertaking (whether written or oral and whether express or implied) that is legally binding on any Person or any part of its property under applicable Law, but excluding this Agreement and any Ancillary Agreement save as otherwise expressly provided in this Agreement or any Ancillary Agreement.

“Controlling Shareholder” when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise.

“Dispute” shall have the meaning set forth in Section 9.02.

“Distribution” shall have the meaning set forth in the recitals hereto.

“Distribution Agent” shall mean an authorized qualified agent for the Distribution, which shall be determined by ParentCo Board in its sole and absolute discretion.

“Distribution Date” shall mean the date of the consummation of the Distribution, which shall be determined by ParentCo Board in its sole and absolute discretion.

“Distribution Disclosure Documents” shall mean (a) any registration statement filed or to be filed by SpinCo with the SEC to effect the registration of SpinCo Ordinary Shares in connection with the Distribution, and also includes any amendment or supplement thereto, information statement, prospectus, offering memorandum, offering circular, periodic report or similar disclosure document, whether or not filed with the SEC or any other Governmental Entity, and (b) any current reports on Form 6-K filed or furnished with the SEC by SpinCo in connection with the Distribution.

“Effective Time” shall mean 11:59 p.m., New York City time, on the Distribution Date.

“Extraordinary General Meeting” shall mean the meeting of the ParentCo Shareholders entitled to vote as of the Record Date approving the transactions contemplated by this Agreement and the Connected Transactions.

“Global Markets” means regions other than the PRC, Hong Kong Special Administrative Region and Macau Special Administrative Region.

“Governmental Approvals” shall mean any notices, reports or other filings to be made, or any consents, registrations, approvals, permits or authorizations to be obtained from, any Governmental Entity.

“Governmental Entity” shall mean any federal, state, local, foreign or international court, government department, commission, board, bureau, agency, official or other regulatory, administrative or governmental entity.

“HKIAC” shall have the meaning set forth in Section 9.02.

“Hong Kong Listing Rules” refers to the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited.

“Indemnifying Party” shall have the meaning set forth in Section 5.04(a).

“Indemnitee” shall have the meaning set forth in Section 5.04(a).

“Indemnity Payment” shall have the meaning set forth in Section 5.04(a).

“Ineligible Person” shall have the meaning set forth in the Recitals.

“Information” shall mean information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, Contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), communications and materials otherwise related to or made or prepared in connection with or in preparation for any legal proceeding, and other technical, financial, employee or business information or data.

“Insurance Proceeds” shall mean those monies (a) received by an insured from an unaffiliated Third Party insurer under any ParentCo Pre-Distribution Policy, or (b) paid by such Third Party insurer on behalf of an insured under any ParentCo Pre-Distribution Policy, in either case net of any applicable premium adjustment, retrospectively-rated premium, deductible, retention, or cost of reserve paid or held by or for the benefit of such insured.

“Intellectual Property” shall mean all intellectual property and industrial property rights of any kind or nature, including all (a) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (b) trademarks and all goodwill associated therewith, (c) copyrights and copyrightable subject matter, whether statutory or common law, registered or unregistered and published or unpublished, (d) rights of publicity, (e) moral rights and rights of attribution and integrity, (f) rights in software, (g) trade secrets and all other confidential and proprietary information, know-how, inventions, improvements, processes, formulae, models and methodologies, (h) rights to domain names, (i) rights to personal information, (j) telephone numbers and internet protocol addresses, (k) applications and registrations for the foregoing, and (l) Actions against past, present, and future infringement, misappropriation, or other violation of the foregoing.

“Law” shall mean any United States or non-United States federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Liabilities” shall mean any and all debts, liabilities, and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, reserved or unreserved, paid or unpaid or determined or determinable of any kind or nature whatsoever, including those arising under any Law or Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental entity, and those arising under any Contract or any fines, damages or equitable relief which may be imposed in connection with any of the foregoing and including all costs and expenses related thereto.

“Memorandum and Articles” shall mean the Amended and Restated Memorandum and Articles of Association of SpinCo, in the form attached hereto as Exhibit A.

“ParentCo” shall have the meaning set forth in the preamble hereof.

“ParentCo Assets” shall mean any and all assets of ParentCo and its Affiliates (whether accrued, contingent or otherwise) other than the SpinCo Assets.

“ParentCo Board” shall have the meaning set forth in the Recitals.

“ParentCo Business” shall mean such business other than the SpinCo Business as conducted by ParentCo prior to or as of the Effective Time.

“ParentCo General Liability Policies” shall mean all ParentCo Pre-Distribution Policies that respond to claims on an occurrence basis.

“ParentCo Group” shall mean, immediately after the Effective Time, (a) ParentCo and (b) each of ParentCo Subsidiaries.

“ParentCo Indemnitees” shall have the meaning set forth in Section 5.02.

“ParentCo Insider Shareholders” shall mean the insiders (including directors, officers employees and Controlling Shareholders) of ParentCo who are ParentCo Shareholders.

“ParentCo Liabilities” shall mean any and all Liabilities of ParentCo and its Affiliates (whether accrued, contingent or otherwise) other than the SpinCo Liabilities, including, the potential liability associated with the ParentCo Assets.

“ParentCo Ordinary Shares” shall mean the ordinary shares of ParentCo, HK$0.1 par value per share.

“ParentCo Policies” shall mean all ParentCo Pre-Distribution Policies that respond to claims on a claims-made basis.

“ParentCo Pre-Distribution Policies” shall mean all Policies, other than the SpinCo Policies and including the ParentCo General Liability Policies and the ParentCo Policies, entered prior to or as of the Effective Time, which are between or among ParentCo and one or more Third Parties, that benefit either or both the ParentCo Business and the SpinCo Business.

“ParentCo Shareholder” shall have the meaning set forth in the Recitals.

“ParentCo Shareholder Approval” shall mean the approval, at the Extraordinary General Meeting where a quorum is present, of the transactions contemplated by this Agreement and the Connected Transactions, by an ordinary resolution of ParentCo Shareholders requiring the affirmative vote of the holders of the requisite number of ParentCo Ordinary Shares entitled to vote thereon, whether in person or by proxy at the Extraordinary General Meeting (or any adjournment or postponement thereof), in accordance with the memorandum and articles of association of ParentCo and applicable Law (including the Hong Kong Listing Rules).

“ParentCo Subsidiaries” shall mean all the Subsidiaries of ParentCo that are not SpinCo and SpinCo Subsidiaries.

“Party(ies)” shall have the meaning set forth in the preamble hereof.

“Person” shall mean any natural person, firm, individual, corporation, business trust, joint venture, association, company, limited liability company, partnership, or other organization or entity, whether incorporated or unincorporated, or any Governmental Entity.

“Policies” shall mean insurance policies and insurance Contracts of any kind (other than life and benefits policies or Contracts).

“Post-Distribution Tax Period” shall mean any Tax period (or portion thereof) beginning after the Distribution Date.

“PRC” shall refer to the People’s Republic of China, excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Pre-Distribution Tax Period” shall mean any Tax period (or portion thereof) ending on or before the Distribution Date.

“Record Date” shall mean the close of business on the date to be determined by ParentCo Board as the record date for the Distribution.

“Record Holder” shall mean the holders of record of ParentCo Ordinary Shares as of the close of business on the Record Date.

“SEC” shall mean the United States Securities and Exchange Commission or any successor agency thereto.

“Securities Act” shall mean the Securities Act of 1933, together with the rules and regulations promulgated thereunder.

“Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever, excluding restrictions on transfer under security Laws.

“Separation” shall have the meaning set forth in the recitals hereto.

“Shared Contract” shall mean any Contract of ParentCo Group or SpinCo Group that, as of the Distribution, relates in any material respect to both the ParentCo Business, on the one hand, and the SpinCo Business, on the other hand in respect of rights or performance obligations for periods of time after the Distribution.

“Shared Contractual Liabilities” shall mean Liabilities in respect of Shared Contracts.

“Spin Off Recipients” shall mean the Persons who are Record Holders.

“SpinCo” shall have the meaning set forth in the preamble hereof.

“SpinCo Assets” shall mean (without duplication) the assets that relate to the SpinCo Business, including:

(a)	all categories of assets that are reflected as assets of SpinCo in the consolidated balance sheet of SpinCo as of June 30, 2025, included in the relevant Distribution Disclosure Documents;

(b)

all of ParentCo’s rights, title and interest in and to all Intellectual Property, including trade secrets, not hereto forth described in the definition of SpinCo Assets that are exclusively to be used in the SpinCo Business;

(c)	all SpinCo Books and Records. “SpinCo Books and Records” shall mean books and records which relate to SpinCo, the SpinCo Assets, the SpinCo Liabilities or the conduct of the SpinCo Business;

(d)

all rights and benefits of ParentCo in existence as of the Effective Time or arising after the Effective Time (the “Assumed Contracts”) that relate to the SpinCo Business, including any rights to Intellectual Property or SpinCo copyrights contained therein. The Assumed Contracts shall be deemed to include all purchase, work and change orders related thereto;

(e)	all SpinCo Permits as of the Effective Time and all rights, interests or claims of ParentCo, ParentCo Subsidiaries, SpinCo or SpinCo Subsidiaries thereunder as of the Effective Time;

(f)	all of ParentCo’s rights under the leases relating to the SpinCo Business, and all of ParentCo’s rights, title and interest in and to the lessee improvements and the sublessee improvements;

(g)	any and all interest in the SpinCo Subsidiaries;

(h)	SpinCo Policies;

(i)

all of ParentCo’s rights, title and interest in and to any and all other assets that are expressly contemplated by this Agreement or any Ancillary Agreement (or the Attachments and Schedules hereto or thereto) to be transferred to SpinCo or any of the SpinCo Subsidiaries;

(j)

to the extent not already identified in the aforesaid subclauses (a) through (i), all assets of any of Parties, ParentCo Subsidiaries or SpinCo Subsidiaries as of the Effective Time that are primarily related to the SpinCo Business; and

(k)

subject to applicable Law and the provisions of the applicable Ancillary Agreements, to the extent not already identified in the aforesaid subclauses (a) through (j), all rights, interests and claims of any of the Parties, the ParentCo Subsidiaries and the SpinCo Subsidiaries as of the Effective Time with respect to Information that is exclusively related to the SpinCo Assets, the SpinCo Liabilities, or the SpinCo Business.

For the avoidance of doubt and notwithstanding anything to the contrary herein, SpinCo Assets shall not include (i) any net operating losses, net operating loss carry-forwards or other Tax attributes of ParentCo, whether or not relating to SpinCo or the SpinCo Business, or (ii) the ParentCo Assets.

“SpinCo Business” shall mean the business of ParentCo in Global Market as identified in the relevant Distribution Disclosure Documents, as conducted or proposed to be conducted by ParentCo prior to or as of the Effective Time.

“SpinCo Employees” shall mean all employees of SpinCo that relate to operation of the SpinCo Business.

“SpinCo Group” shall mean, immediately after the Effective Time, (a) SpinCo and (b) each of SpinCo Subsidiaries.

“SpinCo Indemnitees” shall have the meaning set forth in Section 5.03.

“SpinCo Liabilities” shall mean (without duplication) the liabilities that are relating to the SpinCo Business or the SpinCo Assets, including:

(a)	all categories of Liabilities that are reflected as liabilities of SpinCo in the consolidated balance sheet of SpinCo as of June 30, 2025, included in the relevant Distribution Disclosure Documents;

(b)	all Liabilities under the Assumed Contracts;

(c)	all Liabilities under the leases relating to the SpinCo Business;

(d)	all litigation matters that relate to the SpinCo Business.

(e)	any and all other Liabilities of SpinCo relating to, arising out of or resulting from SpinCo’s performance or obligations under any Ancillary Agreement or this Agreement.

(f)

any and all other Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement (or the attachments and schedules hereto or thereto) to be transferred to and assumed by SpinCo or any of the SpinCo Subsidiaries, or relating to the SpinCo Business.

“SpinCo Ordinary Shares” shall mean the ordinary shares in the share capital of the SpinCo of a par value of US$0.000005 each.

“SpinCo Permits” shall mean all Governmental Approvals owned or licensed by ParentCo, any ParentCo Subsidiary, SpinCo or any SpinCo Subsidiary primarily used or primarily held for use in the SpinCo Business as of the Effective Time.

“SpinCo Policies” shall mean all Policies, current or past, which are owned or maintained by or on behalf of ParentCo or its Subsidiaries, which relate solely to the SpinCo Business and are assignable to SpinCo.

“SpinCo Subsidiaries” shall mean SpinCo’s Subsidiaries.

“Stock Exchange” shall mean the New York Stock Exchange/ National Association of Securities Dealers Automated Quotations (NASDAQ) or any successor thereto.

“Stock Exchange Listing Application” shall have the meaning set forth in Section 3.03(a).

“Straddle Tax Period” means a Tax period that includes but does not end on the Distribution Date.

“Subsidiary” of a Person shall mean any firm, individual, corporation, business trust, joint venture, association, company, limited liability company, partnership, or other organization or entity, whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, that is directly or indirectly owned, or controlled through contractual arrangements or otherwise, by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; provided, however, that no Person that is not directly or indirectly wholly owned by any other Person shall be a Subsidiary of such other Person unless such other Person controls, or has the right, power or ability to control, that Person. For the sake of clarity, SpinCo shall not be considered a Subsidiary of ParentCo under this Agreement.

“Tax” (and the correlative meaning, “Taxes,” “Taxing” and “Taxable”) shall mean (i) all taxes, charges, fees, duties, levies, imposts or other assessments imposed by any Tax Authority in any jurisdiction or a political subdivision thereof, including, but not limited to, income, gross receipts, excise, property, sales, use, license, capital stock, transfer, franchise, payroll, withholding, social security, value added and other taxes, and any interest, penalties or additions attributable thereto and (ii) any liability to pay any of the foregoing as a result of a contractual obligation to indemnify any Person for such amounts.

“Tax Authority” shall mean any governmental authority or any subdivision, agency, commission or authority thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Return” shall mean any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated tax) supplied or required to be supplied to, or filed or required to be filed with, a Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Third Party” shall mean any Person other than ParentCo, any ParentCo Affiliate, SpinCo and any SpinCo Affiliate.

“Third-Party Claim” shall have the meaning set forth in Section 5.05(a).

“Transfer” shall have the meaning set forth in Section 2.02(a).

“Transfer Agent” shall mean an authorized qualified agent for the transfer of the SpinCo Ordinary Shares upon listing, which shall be determined by SpinCo Board in its sole and absolute discretion.

“Transferred Employees” shall mean such current or former employees of the ParentCo Group who will terminate or have terminated their employment with the ParentCo and, thereafter, will be or have been employed by the SpinCo Group, as the list of such Transferred Employees is and may be agreed from time to time in writing between the ParentCo and the SpinCo.

ARTICLE 2

THE SEPARATION

Section 2.01. General. Subject to the terms and conditions of this Agreement, the Parties shall use, and shall cause any of their respective Subsidiaries to use, their respective reasonable best efforts to consummate the transactions contemplated hereby.

Section 2.02. Transfer of Assets and Assumption of Liabilities. Subject to Sections 2.03, 2.04 and 2.05:

(a) Prior to the Distribution Date, the Parties shall, and shall cause their respective Subsidiaries to, execute such instruments of assignment, transfer or conveyance and take such other corporate actions as are necessary to:

(i) transfer and convey to SpinCo and/or its designated Subsidiaries all of the right, title and interest of ParentCo and/or its Subsidiaries in, to and under all SpinCo Assets not already owned by SpinCo;

(ii) transfer and convey to ParentCo and/or its designated Subsidiaries all of the right, title and interest of SpinCo and/or its Subsidiaries in, to and under all ParentCo Assets not already owned by ParentCo (each of Section 2.02(a)(i) and Section 2.02(a)(ii), the “Transfer”);

(iii) cause SpinCo and/or its designated Subsidiaries to assume all of the SpinCo Liabilities to the extent such Liabilities would otherwise remain Liabilities of ParentCo and/or its Subsidiaries, regardless of (A) when or where such Liabilities arose or arise, (B) where or against whom such Liabilities are asserted or determined, (C) which entity is named in any action associated with any Liability, and (D) whether the facts on which they are based occurred prior to, on or after the Effective Time; and

(iv) cause ParentCo and/or its designated Subsidiaries to assume all of the ParentCo Liabilities to the extent such Liabilities would otherwise remain Liabilities of SpinCo and/or its Subsidiaries, regardless of (A) when or where such Liabilities arose or arise, (B) where or against whom such Liabilities are asserted or determined, (C) which entity is named in any action associated with any Liability, and (D) whether the facts on which they are based occurred prior to, on or after the Effective Time (each of Section 2.02(a)(iii) and Section 2.02(a)(iv), the “Assumption”).

(b) On or before the Distribution Date, ParentCo shall transfer, or cause to be transferred, the SpinCo Employees to SpinCo and/or its designated Subsidiaries, as the case may be.

(c) For the avoidance of doubt, SpinCo shall remit payment to the payees identified by ParentCo under the terms of each respective Assumed Contracts of any unpaid payments or Liabilities thereunder as of the Effective Time, including any related deferred revenue, deferred rent and debt accounts. Notwithstanding the foregoing, SpinCo shall not assume (on behalf of itself and / or its designated Subsidiaries) any Liability attributable to the failure of ParentCo or its officers, directors, employees, agents or Affiliates to materially perform ParentCo’s obligations to SpinCo pursuant to this Agreement or the Ancillary Agreements.

(d) If at any time, after the Effective Time, the Parties agree that ParentCo or its Subsidiaries possess any assets or liabilities related to the SpinCo Business, ParentCo shall as promptly as practicable transfer or cause to be transferred, at ParentCo’s expense, and SpinCo shall accept such transfer and/or assume (on behalf of itself and /or its designated Subsidiaries), for no additional consideration, such SpinCo Asset and/or Liability, including any and all economic benefits or detriments generated from such SpinCo Asset and/or Liabilities after the Effective Time, to SpinCo. Each such transferred asset or liability shall be deemed a SpinCo Asset or a SpinCo Liability, respectively, and shall be subject to the terms and conditions of this Agreement applicable thereto.

(e) If at any time, after the Effective Time, the Parties agree that SpinCo or its Subsidiaries possess any assets or liabilities solely related to the ParentCo Business, SpinCo shall as promptly as practicable transfer or cause to be transferred (on behalf of itself and /or its designated Subsidiaries), at ParentCo’s expense, and ParentCo shall accept such transfer and/or assume, for no consideration, such ParentCo Assets and/or ParentCo Liabilities, including any and all economic benefits or detriments generated from such ParentCo Assets and/or ParentCo Liabilities after the Effective Time, to ParentCo. Each such transferred asset or liability shall be deemed a ParentCo Asset or a ParentCo Liability, respectively, and shall be subject to the terms and conditions of this Agreement applicable thereto.

(f) In furtherance of the Transfer and the assumption of the SpinCo Liabilities by SpinCo as set forth above, and simultaneously with the execution and delivery of this Agreement (i) ParentCo shall execute and deliver such bills of sale, stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the Transfer, and (ii) SpinCo (on behalf of itself and /or its designated Subsidiaries) shall execute and deliver to ParentCo such bills of sale, stock powers, certificates of title, assumptions of contracts, indemnity agreements and other instruments of assumption as and to the extent necessary to evidence the valid and effective Assumption.

(g) All of the assets and liabilities (including whether accrued, contingent or otherwise) other than the SpinCo Assets and SpinCo Liabilities will be retained or assumed by ParentCo, including but not limited to the potential liability associated with the assets to be retained in ParentCo after the Separation and Distribution.

Section 2.03. Governmental Approvals; Consents.

(a) To the extent that the Transfer or the Assumption requires any Governmental Approvals, the Parties shall use reasonable best efforts to obtain any such Governmental Approvals. If and to the extent that the Transfer or the Assumption would be a violation of applicable laws or require any Governmental Approval in connection with the Separation or the Distribution, then, unless ParentCo shall otherwise determine, the Transfer to or Assumption by SpinCo of such SpinCo Assets or SpinCo Liabilities, as the case may be, shall be automatically deemed deferred and any such purported Transfer or the Assumption shall be null and void until such time as all legal impediments are removed and/or each of such Governmental Approval has been obtained.

(b) The Parties shall use reasonable best efforts to obtain any Consents required in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, no Party shall be obligated to pay any consideration therefor to any Third Party from whom any such Consent, substitution or amendment is requested (unless such Party is fully reimbursed by the requesting Party).

Section 2.04. Deferred Transfers/Assumptions.

(a) If the Transfer of any SpinCo Asset or Assumption intended to be Transferred and assumed hereunder is not consummated prior to or at the Effective Time, whether as a result of the provisions of Section 2.03 or for any other reason, then ParentCo shall thereafter hold such SpinCo Asset for the use and benefit of SpinCo if permitted by Law. If the Transfer of any ParentCo Asset or Assumption intended to be Transferred and assumed hereunder is not consummated prior to or at the Effective Time, whether as a result of the provisions of Section 2.03 or for any other reason, then SpinCo shall thereafter hold such ParentCo Asset for the use and benefit of ParentCo if permitted by Law.

(b) If and when the Consents and/or Governmental Approvals, or any other impediments to Transfer or Assumption, the absence of which caused the deferral of Transfer of any asset or Assumption pursuant to Section 2.03 or otherwise, are obtained or removed (as appropriate), the Transfer of the applicable SpinCo Asset or ParentCo Asset or Assumption shall be effected in accordance with the terms of this Agreement and/or the applicable Ancillary Agreement.

(c) With respect to any SpinCo Asset retained by ParentCo due to the deferral of the Transfer of such SpinCo Asset, ParentCo shall take such actions with respect to such SpinCo Asset as may be reasonably requested by SpinCo (and SpinCo shall fully reimburse ParentCo for all costs and expenses associated therewith). With respect to any ParentCo Asset retained by SpinCo due to the deferral of the Transfer of such ParentCo Asset, SpinCo shall take such actions with respect to such ParentCo Asset as may be reasonably requested by ParentCo (and ParentCo shall fully reimburse SpinCo for all costs and expenses associated therewith).

(d) If the Parties are unable to obtain, or to cause to be obtained, any such required Governmental Approvals, Consents, release, substitution or amendment pursuant to Section 2.03 or otherwise, as applicable:

(i) ParentCo shall (A) continue to be bound by such applicable Contract, license or other obligation, which shall not constitute a Liability of ParentCo (unless not permitted by Law or the terms thereof), (B) as agent or subcontractor for SpinCo, pay, perform and discharge fully all the obligations or other SpinCo Liabilities thereunder after the Effective Time, and (C) deliver to SpinCo any payments, benefits or other consideration received by ParentCo under such Contract, license or other obligation; provided, however, that ParentCo shall not be obligated to extend, renew or otherwise cause such Contract, license or other obligation to remain in effect beyond the term in effect as of the Effective Time. SpinCo shall have the right to direct ParentCo to exercise ParentCo’s rights under such Contract, license or other obligation for the benefit of SpinCo. SpinCo shall fully indemnify ParentCo and its Affiliates, officers, directors, employees, agents and hold each of them harmless against any and all obligations or SpinCo Liabilities arising in connection therewith and also for any actions requested by SpinCo pursuant to Section 2.04(c), provided, however, that SpinCo shall have no obligation to indemnify ParentCo with respect to any matter to the extent that ParentCo has engaged in any violation of Law or fraud in connection therewith. ParentCo shall, without further consideration, promptly pay and remit, or cause to be promptly paid or remitted, to SpinCo, all money, rights and other consideration received by it or any of its Subsidiaries in respect of such performance on behalf of SpinCo (unless any such consideration is a ParentCo Asset pursuant to this Agreement). If and when any such Governmental Approval, Consent, release, substitution or amendment shall be obtained or such agreement, lease, license or other rights or obligations shall otherwise become assignable or capable of novation, ParentCo shall promptly assign, or cause to be assigned, all rights, obligations and other SpinCo Liabilities thereunder of ParentCo’s to SpinCo or its designated Subsidiary without payment of any further consideration and SpinCo (or its designated Subsidiary, as applicable), without the payment of any further consideration, shall assume such rights and obligations and other SpinCo Liabilities.

(ii) SpinCo shall (A) continue to be bound by such applicable Contract, license or other obligation, which shall not constitute a Liability of SpinCo (unless not permitted by Law or the terms thereof), (B) as agent or subcontractor for ParentCo, pay, perform and discharge fully all the obligations or other ParentCo Liabilities thereunder after the Effective Time, and (C) deliver to ParentCo any payments, benefits or other consideration received by SpinCo under such Contract, license or other obligation; provided, however, that SpinCo shall not be obligated to extend, renew or otherwise cause such Contract, license or other obligation to remain in effect beyond the term in effect as of the Effective Time. ParentCo shall have the right to direct SpinCo to exercise SpinCo’s rights under such Contract, license or other obligation for the benefit of ParentCo. ParentCo shall fully indemnify SpinCo and its Affiliates, officers, directors, employees, agents and hold each of them harmless against any and all obligations or ParentCo Liabilities arising in connection therewith and also for any actions requested by ParentCo pursuant to Section 2.04(c), provided, however, that ParentCo shall have no obligation to indemnify SpinCo with respect to any matter to the extent that SpinCo has engaged in any violation of Law or fraud in connection therewith. SpinCo shall, without further consideration, promptly pay and remit, or cause to be promptly paid or remitted, to ParentCo, all money, rights and other consideration received by it or any of its Subsidiaries in respect of such performance on behalf of ParentCo (unless any such consideration is a SpinCo Asset pursuant to this Agreement). If and when any such Governmental Approval, Consent, release, substitution or amendment shall be obtained or such agreement, lease, license or other rights or obligations shall otherwise become assignable or capable of novation, SpinCo shall promptly assign, or cause to be assigned, all rights, obligations and other ParentCo Liabilities thereunder of SpinCo’s to ParentCo or its designated Subsidiary without payment of any further consideration and ParentCo (or its designated Subsidiary, as applicable), without the payment of any further consideration, shall assume such rights and obligations and other ParentCo Liabilities.

Section 2.05. Termination of Agreements.

(a) Except as set forth in Section 2.05(b), the Parties hereby terminate any and all written or oral agreements, arrangements, commitments or understandings, between or among them, effective as of the Effective Time; and each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b) The provisions of Section 2.05(a) shall not apply to any of the following agreements, arrangements, commitments or understandings (or to any of the provisions thereof):

(i) this Agreement and the Ancillary Agreements and any agreement entered into in connection herewith or in order to consummate the transactions contemplated hereby or thereby (and each other agreement or instrument contemplated by this Agreement or any Ancillary Agreement to be entered into by any of the Parties or any of the members of their respective Groups or to be continued from and after the Effective Time);

(ii) any agreements, arrangements, commitments or understandings to which any Third Party or non-wholly owned Subsidiary of ParentCo or SpinCo is a party;

(iii) any intercompany accounts payable or accounts receivable accrued as of the Effective Time that are reflected in the books and records of the Parties or otherwise documented in writing in accordance with past practices;

(iv) any Shared Contracts;

(v) any agreements, arrangements, commitments or understandings filed as an exhibit, whether in preliminary or final form, to the Distribution Disclosure Documents; and

(vi) any agreements, arrangements, commitments or understandings as agreed by the Parties to be not subject to Section 2.05(a).

Section 2.06. Guarantees and Other Obligations.

(a) On or prior to the Effective Time or as soon as practicable thereafter, ParentCo shall (with the reasonable cooperation of the applicable members of the ParentCo Group) use its commercially reasonable efforts to have any members of the SpinCo Group removed as guarantor of or obligor for any ParentCo Liability. On or prior to the Effective Time or as soon as practicable thereafter, SpinCo shall (with the reasonable cooperation of the applicable members of the SpinCo Group) use its commercially reasonable efforts to have any members of the ParentCo Group removed as guarantor of or obligor for any SpinCo Liabilities.

(b) If the Parties are unable to obtain, or to cause to be obtained, any such required removal as set forth in Section 2.06(a),

(i) with respect to ParentCo Liabilities, (A) ParentCo shall, and shall cause the other members of the ParentCo Group to, indemnify, defend and hold harmless each of the SpinCo Indemnitees from and against any Liability arising from or relating to such guarantee, letter of credit or other obligation, as applicable, and shall, as agent or subcontractor for the applicable SpinCo Group guarantor or obligor, pay, perform and discharge fully all of the obligations or other Liabilities of such guarantor or obligor thereunder, and (B) ParentCo shall not, and shall cause the other members of the ParentCo Group not to, agree to renew or extend the term of, increase any obligations under, or transfer to a third Person, any loan, guarantee, letter of credit, lease, contract or other obligation for which a member of the SpinCo Group is or may be liable unless all obligations of the members of the SpinCo Group with respect thereto are thereupon terminated by documentation satisfactory in form and substance to SpinCo in its sole and absolute discretion; and

(ii) with respect to SpinCo Liabilities, (A) SpinCo shall, and shall cause the other members of the SpinCo Group to, indemnify, defend and hold harmless each of the ParentCo Indemnitees for any Liability arising from or relating to such guarantee, letter of credit or other obligation, as applicable, and shall, as agent or subcontractor for the applicable ParentCo Group guarantor or obligor, pay, perform and discharge fully all of the obligations or other Liabilities of such guarantor or obligor thereunder, and (B) SpinCo shall not, and shall cause the other members of the SpinCo Group not to, agree to renew or extend the term of, increase any obligations under, or transfer to a third Person, any loan, guarantee, letter of credit, lease, contract or other obligation for which a member of the ParentCo Group is or may be liable unless all obligations of the members of the ParentCo Group with respect thereto are thereupon terminated by documentation satisfactory in form and substance to ParentCo in its sole and absolute discretion.

Section 2.07. Shared Contracts.

(a) With respect to Shared Contractual Liabilities pursuant to, under or relating to a given Shared Contract, such Shared Contractual Liabilities shall be allocated, unless otherwise allocated pursuant to this Agreement or an Ancillary Agreement, between the Parties as follows:

(i) first, if a Liability is incurred exclusively in respect of a benefit received by one Party or its Group, the Party or Group receiving such benefit shall be responsible for such Liability;

(ii) second, if a Liability cannot be exclusively allocated to one Party or its Group under Section 2.07(a)(i) above, such Liability shall be allocated among both Parties and their respective Groups based on the relative proportions of total benefit received (over the remaining term of the Shared Contract, measured starting as of the date of allocation) under the relevant Shared Contract. Notwithstanding the foregoing, each Party and its Group shall be responsible for any or all Liabilities arising out of or resulting from such Party’s or Group’s breach of the relevant Shared Contract.

(b) Except as otherwise expressly contemplated in this Agreement or an Ancillary Agreement, if ParentCo or any member of the ParentCo Group, on the one hand, or SpinCo or any member of the SpinCo Group, on the other hand, receives any benefit or payment under any Shared Contract which was intended for the other Party or its Group, ParentCo, on the one hand, or SpinCo, on the other hand, as applicable, will use its respective commercially reasonable efforts, or will cause any member of its Group to use its commercially reasonable efforts, to deliver, Transfer or otherwise afford such benefit or payment to the other Party.

(c) Notwithstanding anything to the contrary herein, if the Parties have determined that it is advisable that certain Shared Contracts, or portions thereof, will be separated or assigned to a member of the ParentCo Group or the SpinCo Group, as applicable, the Parties shall use their commercially reasonable efforts to separate the Shared Contracts into separate Contracts between the appropriate Third Party and either (i) SpinCo or a member of the SpinCo Group or (ii) ParentCo or a member of the ParentCo Group. ParentCo or a member of the ParentCo Group will use commercially reasonable efforts to assign the rights and obligations, but only to the extent relating to the SpinCo Business, under such Shared Contracts to SpinCo or a member of the SpinCo Group. The Parties agree to cooperate and provide reasonable assistance prior to the Effective Time and for a period of six (6) months following the Effective Time (with no obligation on the part of either Party to pay any costs or fees with respect to such assistance) in effecting the separation or assignment of such Shared Contracts as described above.

(d) Each of ParentCo and SpinCo shall, and shall cause the members of their respective Group to, (i) treat for all Tax purposes the portion of each Shared Contract inuring to their respective Business as an Asset owned by, and/or a Liability of, as applicable, such Party, or the members of such Party’s Group, as applicable, not later than the Effective Time, and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by applicable Law).

Section 2.08. Disclaimer of Representations and Warranties. THE PARTIES UNDERSTAND AND AGREE THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT HEREBY OR THEREBY, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE PARENTCO ASSETS, PARENTCO BUSINESS, PARENTCO LIABILITIES, SPINCO ASSETS, SPINCO BUSINESS OR SPINCO LIABILITIES CONTRIBUTED, TRANSFERRED, DISTRIBUTED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS OR GOVERNMENTAL APPROVALS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY PARENTCO ASSETS, PARENTCO BUSINESS, PARENTCO LIABILITIES, SPINCO ASSETS, SPINCO BUSINESS OR SPINCO LIABILITIES OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY CONTRIBUTION, DISTRIBUTION, ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY PARENTCO ASSET, SPINCO ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, ALL SUCH PARENTCO ASSETS OR SPINCO ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS” BASIS AND SO LONG AS THE TRANSFEROR IS IN COMPLIANCE WITH THE TERMS OF THIS AGREEMENT RELATING TO THE TRANSFER, THE TRANSFEREE SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST, AND (II) ANY NECESSARY CONSENTS OR GOVERNMENTAL APPROVALS ARE NOT OBTAINED OR THAT THE REQUIREMENTS OF LAWS, CONTRACTS, OR JUDGMENTS ARE NOT COMPLIED WITH.

ARTICLE 3

THE DISTRIBUTION

Section 3.01. Securities Law Matters.

(a) SpinCo shall cooperate with ParentCo to accomplish the Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Distribution. ParentCo shall direct and control the efforts of the Parties in connection with the Distribution, after consulting in good faith with SpinCo and after reasonably considering the views of SpinCo (which SpinCo shall promptly provide in good faith), and SpinCo shall take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary to facilitate the Distribution as directed by ParentCo in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement and the other Ancillary Agreements. Without limiting the generality of the foregoing, SpinCo will, and will cause the members of its Group and its and their respective employees, advisors, agents, accountants, counsel and other representatives to, as reasonably directed by ParentCo, reasonably cooperate in and take the following actions: (i) participating in meetings, drafting sessions, due diligence sessions, management presentation sessions, “testing the waters” meetings and similar meetings or sessions in connection with the Distribution (including any marketing efforts); and (ii) furnishing all historical and forward-looking financial and other financial and other information that is available to SpinCo and is required in connection with the Distribution.

(b) In furtherance and not in limitation of the obligations set forth in Section 3.01(a), SpinCo shall file the Distribution Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Distribution Disclosure Documents to become and remain effective as required by the SEC or federal, state or other applicable securities Laws (but shall not make any such filing prior to the Distribution without the prior written consent of ParentCo). ParentCo and SpinCo (as applicable) shall prepare and mail or otherwise make available, prior to the Distribution Date, to the holders of ParentCo Ordinary Shares, such information concerning the SpinCo Group (as applicable), the SpinCo Business, the SpinCo Group’s operations and management, the Distribution, and such other matters as ParentCo shall reasonably determine and as may be required by Law. The Parties will prepare, and SpinCo will, to the extent required by applicable Law (and previously consented to in writing by ParentCo), file with the SEC, any such documentation and any requisite no-action letters which ParentCo determines are necessary or desirable to effectuate the Distribution, and the Parties shall use their respective reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. The Parties shall take all such actions as may be necessary or appropriate under the securities or “blue sky” Laws of states or other political subdivisions of the United States and shall use commercially reasonable efforts to comply with all applicable foreign securities Laws in connection with the transactions contemplated by this Agreement and the other Ancillary Agreements.

Section 3.02. Ancillary Agreements. On or prior to the Distribution Date, each of ParentCo and SpinCo shall enter into, and/or (where applicable) shall cause the applicable member or members of its respective Group to enter into, the Ancillary Agreements and any other Contracts in respect of the Distribution reasonably necessary or appropriate in connection with the transactions contemplated hereby and thereby.

Section 3.03. Stock Exchange Listing Application.

(a) Prior to the Distribution Date and subject to Section 3.01, the Parties shall prepare and file an application for the listing on the Stock Exchange of SpinCo Ordinary Shares to be issued to the Spin Off Recipients in the Distribution (the “Stock Exchange Listing Application”).

(b) Prior to the Distribution Date and subject to Section 3.01, the SpinCo Group shall use reasonable best efforts to cause the Stock Exchange Listing Application to be approved by the Stock Exchange, subject to official notice of issuance.

Section 3.04. Governance.

(a) Memorandum and Articles. On or prior to the Distribution Date, the Parties shall take all necessary action so that, as of the Distribution Date, SpinCo will have adopted the Memorandum and Articles, substantially in the form filed by SpinCo with the SEC as an exhibit to the relevant Distribution Disclosure Document.

(b) Officers and Directors.

(i) On or prior to the Distribution Date, the Parties shall take all necessary action (including providing written resignations, effective as of the Distribution Date) to cause:

(A) the individuals identified as officers of SpinCo in the relevant Distribution Disclosure Document to be officers of SpinCo on or prior to the Distribution Date;

(B) the individuals identified as directors of SpinCo in the relevant Distribution Disclosure Document to be directors of SpinCo on or prior to the Distribution Date; and

(C) Dr. Li Dong identified as the chairman of the board of directors of SpinCo (the “Chairman”) in the relevant Distribution Disclosure Document to be the Chairman on or prior to the Distribution Date, and thereafter until such time as reflected in the Memorandum and Articles.

Section 3.05. Distribution Agent. ParentCo shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution in furtherance of Section 3.09, Section 3.10 and Section 3.11.

Section 3.06. Transfer Agent. SpinCo shall enter into a transfer agency agreement with the Transfer Agent.

Section 3.07. ParentCo Shareholder Approval. ParentCo shall take any and all actions necessary to duly call, give notice of, convene and hold a meeting of the ParentCo Shareholders to seek the ParentCo Shareholder Approval.

Section 3.08. Form of Distribution. ParentCo will effect the Distribution as a pro rata distribution to the Spin Off Recipients.

Section 3.09. Manner of Distribution. Each Spin Off Recipient (other than ParentCo or a member of the ParentCo Group) will be entitled to receive one (1) SpinCo Ordinary Share for every fifty (50) ParentCo Ordinary Shares held by such Spin Off Recipient as of the Record Date. Prior to the Distribution Date, the ParentCo Board, in accordance with applicable Law, shall establish (or designate a committee of the ParentCo Board to establish) the Record Date for the Distribution and any appropriate procedures in connection with the Distribution.

Section 3.10. Distribution; Delivery of Shares.

(a) On or prior to the Distribution Date, ParentCo shall, or shall cause the applicable member of its Group to, execute and deliver an instrument of transfer, or otherwise make available to the Distribution Agent, for the benefit of the Spin Off Recipients, such number of issued and outstanding SpinCo Ordinary Shares as is necessary to effect the Distribution and provide to the Distribution Agent book-entry authorizations and any information required in order to complete the Distribution.

(b) On the Distribution Date, ParentCo will direct the Distribution Agent to distribute, effective as of the Distribution Date, the SpinCo Ordinary Shares being distributed in the Distribution for the account of the Spin Off Recipients that are entitled thereto pursuant to Section 3.09, a book-entry authorization representing the SpinCo Ordinary Shares being distributed in the Distribution for the account of such Spin Off Recipients. All such SpinCo Ordinary Shares to be so distributed shall be distributed by way of direct registration in book-entry form. No certificates therefor shall be distributed.

Section 3.11. No Fractional Shares. Notwithstanding anything herein to the contrary, no fractional SpinCo Ordinary Shares shall be issued in connection with the Distribution, and any such fractional share interests to which a Spin Off Recipient would otherwise be entitled shall not entitle such Spin Off Recipient to vote or to any other rights as a shareholder of SpinCo. In lieu of any such fractional shares, each Spin Off Recipient who, but for the provisions of this section, Section 3.08 and Section 3.09, would be entitled to receive a fractional share interest of SpinCo Ordinary Shares pursuant to the Distribution, shall be paid cash, without any interest thereon, as hereinafter provided. ParentCo will direct the Distribution Agent to determine the number of whole and fractional SpinCo Ordinary Shares allocable to each Spin Off Recipient, to aggregate all such fractional shares into whole shares, to sell the whole shares obtained thereby in the open market at the then-prevailing prices on behalf of each Spin Off Recipient who otherwise would be entitled to receive fractional share interests and to distribute to each such Spin Off Recipient his, her or its ratable share of the total proceeds of such sale, after making appropriate deductions of the amounts required for any applicable withholding and transfer Taxes. The costs and expenses of such sale and distribution, including brokers fees and commissions will be paid by a member of the SpinCo Group. The sales of fractional shares shall occur as soon after the Distribution Date as practicable and as determined by the Distribution Agent. None of ParentCo, SpinCo or the Distribution Agent shall guarantee any minimum sale price for the fractional SpinCo Ordinary Shares. Neither ParentCo nor SpinCo shall pay any interest on the proceeds from the sale of fractional shares. The Distribution Agent shall have the sole discretion to select the broker-dealers through which to sell the aggregated fractional shares and to determine when, how and at what price to sell such shares. Neither the Distribution Agent nor the broker-dealers through which the aggregated fractional shares are sold shall be Affiliates of ParentCo or SpinCo.

Section 3.12. Conditions to Distribution. The obligation of ParentCo to effect the Distribution pursuant to this Agreement shall be subject to the prior or simultaneous satisfaction, or, to the extent permitted by applicable Law, waiver by ParentCo, in its sole and absolute discretion, after consulting in good faith with SpinCo and after reasonably considering the views of SpinCo (which SpinCo shall promptly provide in good faith), of the following conditions:

(a) the Separation shall have been completed substantially in accordance with this Agreement to the satisfaction of ParentCo (other than any of such steps that are expressly contemplated to occur at or after the Distribution);

(b) all Distribution Disclosure Documents filed in connection with the Distribution shall be effective under the Securities Act, no stop order relating to the Distribution Disclosure Documents will be in effect, no proceedings seeking such stop order shall be pending before or threatened by the SEC, and the requisite information shall have been distributed to the ParentCo Shareholders;

(c) the Stock Exchange shall have approved the Stock Exchange Listing Application, subject to official notice of issuance;

(d) this Agreement and each of the Ancillary Agreements shall have been duly executed and delivered by the parties thereto;

(e) the actions and filings with regard to state securities and “blue sky” Laws of states or other political subdivisions of the United States (and any comparable Laws under any foreign jurisdictions) described in Section 3.01(b) to the extent applicable shall have been taken and, where applicable, have become effective or been accepted;

(f) no order, injunction or decree issued by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the Distribution shall be pending, issued or in effect, and no other event outside the control of the Parties shall have occurred or failed to occur that prevents the consummation of all or any portion of the Distribution or any related transactions contemplated hereby, including the Separation;

(g) the ParentCo Board shall have approved the Distribution and shall have not determined, in the sole and absolute judgment of the ParentCo Board, that any events or developments shall have occurred that make it inadvisable to effect the Separation, Distribution and other transactions contemplated by this Agreement or the Ancillary Agreements or would result in the Separation, Distribution and other transactions contemplated by this Agreement or the Ancillary Agreements not being in the best interest of ParentCo or the ParentCo Shareholders;

(h) the ParentCo Shareholder Approval shall have been obtained;

(i) Confirmation of the solvency and financial viability of each of SpinCo and ParentCo after the Separation and Distribution by the ParentCo Board and the boards of directors of SpinCo shall have been obtained;

(j) ParentCo will have entered into a Distribution Agent Agreement with, or provided instructions regarding the Distribution to, the Distribution Agent;

(k) Immediately prior to the Distribution Date, the Memorandum and Articles shall be in effect.

Section 3.13. Additional Matters.

(a) No member of the ParentCo Group, SpinCo Group or any of their respective Affiliates, will be liable to any Person in respect of any SpinCo Ordinary Shares (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(b) ParentCo may at any time and from time to time, in its sole and absolute discretion, until the completion of the Distribution abandon, modify or change any or all of the terms of the Separation, the Distribution and other transactions contemplated by this Agreement and the Ancillary Agreements, including, without limitation, by accelerating or delaying the timing of the consummation of all or part of the Separation, Distribution or the other transactions contemplated by this Agreement and the Ancillary Agreements, after consulting in good faith with SpinCo and after reasonably considering the views of SpinCo (which SpinCo shall promptly provide in good faith).

(c) SpinCo shall cooperate with ParentCo in all respects to accomplish the Separation, the Distribution and the other transactions contemplated by this Agreement and the Ancillary Agreements. SpinCo shall, at ParentCo’s direction, promptly take any and all actions necessary or desirable to effect the Separation, the Distribution and the other transactions contemplated by this Agreement and the Ancillary Agreements, after ParentCo consults in good faith with SpinCo and after ParentCo reasonably considers the views of SpinCo (which SpinCo shall promptly provide in good faith). ParentCo shall select, and SpinCo shall cooperate in good faith to select, any investment bank(s), manager(s), underwriter(s) or dealer-manager(s) in connection with the Distribution, as applicable, as well as any financial printer, solicitation and/or exchange agent and financial, legal, accounting, tax and other advisors and service providers in connection with the Distribution, as applicable, after ParentCo consults in good faith with SpinCo and after ParentCo reasonably considers the views of SpinCo (which SpinCo shall promptly provide in good faith). SpinCo and ParentCo, as the case may be, will provide to the exchange agent all share certificates (to the extent certificated) or book-entry authorizations (to the extent not certificated) and any information required in order to complete the Distribution.

Section 3.14. Tax Withholding. The Parties shall be entitled to deduct and withhold from amounts payable pursuant to this Agreement any Taxes required to be deducted and withheld under any provision of federal, state, local or foreign Tax Law. Upon becoming aware of any such withholding obligation, the Party so deducting and withholding shall provide reasonable advance notice of such withholding and shall reasonably cooperate with the Party in respect of which such deduction and withholding is made to eliminate or reduce any such required deduction or withholding.

ARTICLE 4

INSURANCE

Section 4.01. Policies and Rights Included Within the SpinCo Assets. Without limiting the generality of the definition of the SpinCo Assets, the SpinCo Assets shall include (a) the SpinCo Policies and (b) any and all rights of an insured Party or its Affiliates under each of the ParentCo Pre-Distribution Policies, to the extent allowable under such Policies, including rights of indemnity and the right to be defended by or at the expense of the insurer, with respect to all injuries, losses, Liabilities, damages and expenses incurred or claimed to have been incurred prior to the Effective Time by any Party or any of its Affiliates in connection with the SpinCo Business (provided that ParentCo shall have equal rights with respect to indemnity and the right to be defended to the extent practical and appropriate) and which injuries, losses, liabilities, damages and expenses may arise out of insured or insurable occurrences or events under one or more of the ParentCo Pre-Distribution Policies; provided, however, that nothing in this Section 4.01 shall be deemed to constitute (or to reflect) the assignment of the ParentCo Pre-Distribution Policies, or any of them, to SpinCo.

Section 4.02. Post-Effective Time Claims.

(a) If, subsequent to the Effective Time, any Person may assert a claim against SpinCo or its Affiliates with respect to any injury, loss, Liability, damage or expense incurred or claimed to have been incurred prior to the Effective Time, including claims related to the SpinCo Business, or in connection with the Distribution, and such injury, loss, Liability, damage or expense may have or has arisen out of insured or insurable occurrences, claims or events under one or more of the ParentCo Pre-Distribution Policies, ParentCo shall at the time such claim is asserted (except to the extent inconsistent with Section 4.01 and to the extent allowable under the ParentCo Pre-Distribution Policies) be deemed to assign, without need of further documentation, to SpinCo or its Affiliates, any and all rights of an insured party under the applicable ParentCo Pre-Distribution Policy with respect to such asserted claim, including rights of indemnity and the right to be defended by or at the expense of the insurer; provided, however, that nothing in this Section 4.02 shall be deemed to constitute (or to reflect) the assignment of the ParentCo Pre-Distribution Policies, or any of them, to SpinCo.

(b) In the event that any ParentCo Pre-Distribution Policy does not allow such assignment of a claim to SpinCo or its Affiliates, at SpinCo’s sole option, cost and expense, claims for coverage of insured SpinCo Liabilities shall be tendered by ParentCo as necessary to invoke the benefit of the ParentCo Pre-Distribution Policies. If such insurers do not promptly acknowledge insurance coverage in connection with such insured SpinCo Liabilities, then, with respect to such insured SpinCo Liabilities, SpinCo, on an as-incurred basis (i) shall advance all amounts expended by ParentCo, incurred at the request of SpinCo, for or with respect to such insured SpinCo Liabilities, including all costs and expenses in connection with the defense and settlement and in satisfaction of any judgment incurred, and amounts sufficient to cover any Liabilities required to be paid by ParentCo or its Subsidiaries, and (ii) shall pay all costs incurred in connection with pursuing and recovering Insurance Proceeds with respect to the insured SpinCo Liabilities, but only to the extent so requested by SpinCo, which shall be entitled to direct such recovery efforts. Any payments made to ParentCo or its Subsidiaries by SpinCo or the SpinCo Subsidiaries on account of such insured SpinCo Liabilities shall be deemed to be advances pursuant to this Section 4.02. SpinCo and the SpinCo Subsidiaries shall have the right to recover any advances made pursuant to Section 4.03 from ParentCo and its Subsidiaries, and ParentCo and its Subsidiaries shall have the obligation promptly to reimburse SpinCo and the SpinCo Subsidiaries for such advances, solely from the Insurance Proceeds of the ParentCo Pre-Distribution Policies that cover such insured SpinCo Liabilities and that are received by ParentCo or its Subsidiaries. ParentCo and its Subsidiaries (i) shall, at all times until paid to SpinCo, hold Insurance Proceeds received for or with respect to insured SpinCo Liabilities in trust for the benefit of SpinCo; and (ii) shall promptly remit such Insurance Proceeds to SpinCo.

Section 4.03. ParentCo Policies. ParentCo shall, to the extent that the ParentCo Policies cover the SpinCo Liabilities, after discussion with SpinCo, either (a) maintain the ParentCo Policies, (b) buy replacement insurance, or (c) purchase an extended reporting period endorsement for the ParentCo Policies. In each of (a), (b) and (c), such coverage shall be at the expense of SpinCo and be of a type and with a limit and terms and conditions similar to those in force under the ParentCo Policies as of the Effective Time.

ARTICLE 5

RELEASES AND INDEMNIFICATION

Section 5.01. Release of Pre-Distribution Claims.

(a) Except as otherwise provided in this Agreement or any Ancillary Agreement, SpinCo, together with its Subsidiaries, executors, administrators, successors and assigns, does hereby, effective as of the Effective Time, remise, release and forever discharge ParentCo, its Affiliates and all Persons who at any time prior to the Effective Time were shareholders, directors, officers, agents or employees of ParentCo or any of its Affiliates (in each case, in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, from all Liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Time.

(b) Except as otherwise provided in this Agreement or any Ancillary Agreement, ParentCo, together with its Subsidiaries, executors, administrators, successors and assigns, does hereby, effective as of the Effective Time, remise, release and forever discharge SpinCo, its Affiliates and all Persons who at any time prior to the Effective Time were shareholders, directors, officers, agents or employees of SpinCo or any of its Affiliates (in each case, in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, from all Liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Time.

(c) Nothing contained in Section 5.01(a) and Section 5.01(b) shall impair or otherwise affect any right of any Party to enforce this Agreement or any Ancillary Agreement. In addition, nothing contained in Section 5.01(a) and Section 5.01(b) shall release any Party from:

(i) any Liability assumed by, or transferred, or assigned or allocated to, a Party or its respective Affiliates pursuant to or contemplated by this Agreement or any Ancillary Agreement;

(ii) any Liability provided in or resulting from any other Contract or understanding that is entered into after the Effective Time between one Party (and/or a member of such Party’s Affiliates), on the one hand, and the other Party (and/or a member of such Party’s Affiliates), on the other hand;

(iii) any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement or otherwise for claims brought against the Parties by a Third Party, which Liability shall be governed by the provisions of this Article 5 and, if applicable, the appropriate provisions of the Ancillary Agreements;

(iv) any Liability provided in or resulting from any Contract among any members of the ParentCo Group or the SpinCo Group that is specified in Section 2.05(b) as not to terminate as of the Effective Time, or any other Liability specified in such Section 2.05(b) as not to terminate as of the Effective Time;

(v) any Liability that such Party (or any member of its Group) may have to directors, officers, agents or employees under indemnification or similar agreements or arrangements;

(vi) any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Effective Time; and

(vii) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 5.01.

(d) Each Party shall not, and shall not permit any of its Subsidiaries to, make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or indemnification, against the other Party or any member of the other Party’s Affiliates, or any other Person released pursuant to Section 5.01(a) and Section 5.01(b), with respect to any and all Liabilities released pursuant to Section 5.01(a) and Section 5.01(b). If a Party breaches this Section 5.01(d), such breaching Party shall be liable for all related expenses, including court costs, attorneys’ fees, and all other legal expenses of the other Party.

(e) It is the intent of each Party, by virtue of the provisions of this Section 5.01, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Effective Time, whether known or unknown, between one Party (and/or any Affiliate of such Party) and the other Party (and/or a member of such other Party) (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Effective Time), except as otherwise set forth in this Section 5.01.

(f) Each Party hereby acknowledges that it has considered the possibility that it may not now fully know the nature or value of the claims which are generally released pursuant to this Section 5.01 and that such general release extends to all claims of every nature and kind, known or unknown, suspected or unsuspected, past or present, however arising, and that any and all rights granted to such Party pursuant to any applicable Laws.

(g) If any Person associated with a Party (including any director, officer or employee of a Party) initiates an Action with respect to claims released by this Section 5.01, the Party with which such Person is associated shall indemnify the other Party against such Action in accordance with the provisions set forth in this Article 5.

(h) At any time, at the request of a Party, each Party shall, and to the extent practicable, cause each other Person on whose behalf it released Liabilities pursuant to this Section 5.01, to execute and deliver releases in customary form reflecting the provisions hereof.

Section 5.02. Indemnification by SpinCo. Except as otherwise provided in this Agreement or any Ancillary Agreement, following the Effective Time, SpinCo shall indemnify, defend and hold harmless ParentCo and its Affiliates and all Persons who at any time prior to the Effective Time were directors, officers, agents or employees of ParentCo or any of its Affiliates (in each case, in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns (collectively, the “ParentCo Indemnitees”), from and against any and all Liabilities and related losses of the ParentCo Indemnitees relating to, arising out of or resulting from any of the following:

(a) The failure of SpinCo, its Subsidiaries or any of their respective Affiliates or any other Person to pay, perform or otherwise promptly discharge, whether prior to or after the Effective Time, any SpinCo Liabilities in accordance with their respective terms;

(b) The SpinCo Liabilities (including any subsequently identified SpinCo Liabilities under Section 2.02(d));

(c) Litigation matters that relate to the SpinCo Business prior to or after the Separation;

(d) Except to the extent relating to a SpinCo Liability, any guarantee, indemnification or contribution obligation for the benefit of SpinCo or any of SpinCo Subsidiaries by ParentCo or any of ParentCo Subsidiaries that survives the Distribution;

(e) Any untrue statement, alleged untrue statement, omission or alleged omission of a material fact in the relevant Distribution Disclosure Documents, with respect to all information contained in the relevant Distribution Disclosure Documents (except for any disclosure made explicitly in the ParentCo’s name);

(f) Any breach by SpinCo of this Agreement or any of the Ancillary Agreements; and

(g) The failure of any member of the SpinCo Group to timely file Tax Returns and timely pay Taxes required to be filed or paid by it pursuant to Section 6.04 or to timely reimburse any member of the ParentCo Group to the extent required pursuant to Section 6.04(d).

Section 5.03. Indemnification by ParentCo. Except as otherwise provided in this Agreement or any Ancillary Agreement, following the Effective Time, ParentCo shall indemnify, defend and hold harmless SpinCo, SpinCo Subsidiaries and any of their respective Affiliates and all Persons who are directors, officers, agents or employees of SpinCo, its Subsidiaries or any of their respective Affiliates (in each case, in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns (collectively, the “SpinCo Indemnitees”), from and against any and all Liabilities and related losses of the SpinCo Indemnitees relating to, arising out of or resulting from any of the following items:

(a) The failure of ParentCo, its Affiliates or any other Person to pay, perform or otherwise promptly discharge, whether prior to or after the Effective Time, any ParentCo Liabilities;

(b) The ParentCo Liabilities;

(c) Litigation matters that relate to the ParentCo Business;

(d) Except to the extent relating to a ParentCo Liability, any guarantee, indemnification or contribution obligation for the benefit of ParentCo or any of ParentCo Subsidiaries by SpinCo or any of SpinCo Subsidiaries that survives the Distribution;

(e) Any untrue statement, alleged untrue statement or omission or alleged omission of a material fact in the relevant Distribution Disclosure Documents with respect to statements made explicitly in ParentCo’s name; and

(f) Any breach by ParentCo of this Agreement or any of the Ancillary Agreements; and

(g) The failure of any member of the ParentCo Group to timely file Tax Returns and timely pay Taxes required to be filed or paid by it pursuant to Section 6.04 or to timely reimburse any member of the SpinCo Group to the extent required pursuant to Section 6.04(d).

Section 5.04. Reduction for Insurance Proceeds and Other Recoveries.

(a) The amount that any Party is required to provide indemnification (the “Indemnifying Party”) to or on behalf of the Party entitled to such indemnification (the “Indemnitee”) pursuant to this Article 5, shall be reduced (retroactively or prospectively) by Insurance Proceeds or other amounts actually recovered from Third Parties on behalf of such Indemnitee in respect of the Liability or related loss. If an Indemnitee receives a payment as required by this Agreement from an Indemnifying Party in respect of any Liability or related loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds in respect of such Liability or related loss, then such Indemnitee shall hold such Insurance Proceeds in trust for the benefit of the Indemnifying Party (or Indemnifying Parties) and shall pay to the Indemnifying Party, as promptly as practicable after receipt, a sum equal to the amount of such Insurance Proceeds received, up to the aggregate amount of any payments received from the Indemnifying Party pursuant to this Agreement in respect of such indemnifiable loss of such Insurance Proceeds.

(b) An insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other Third Party shall be entitled to a “windfall” (i.e., a benefit they would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification provisions hereof. Notwithstanding the foregoing, each Party shall be required to use reasonable best efforts to collect or recover any available Insurance Proceeds.

Section 5.05. Procedures For Indemnification of Third-Party Claims.

(a) If an Indemnitee shall receive notice or otherwise learn of the assertion by a Third Party (including any Governmental entity) of any claim or of the commencement by any such Person of any Action (collectively, a “Third-Party Claim”) with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee, such Indemnitee shall give such Indemnifying Party and each Party to this Agreement, written notice thereof as soon as reasonably practicable, but no later than thirty (30) days after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail. If any Party shall receive notice or otherwise learn of the assertion of a Third-Party Claim which may reasonably be determined to be a Liability of the Parties, such Party shall give the other Party to this Agreement written notice thereof within thirty (30) days after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail. Notwithstanding the foregoing, the failure of any Indemnitee or other Party to give notice as provided in this Section 5.05(a) shall not relieve the related Indemnifying Party of its obligations under this Article 5, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice.

(b) An Indemnifying Party shall be entitled to participate in the defense of any Third-Party Claim, at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel; provided that if the defendants in any such claim include both the Indemnifying Party and one or more Indemnitees and in such Indemnitees’ reasonable judgment a conflict of interest between such Indemnitees and such Indemnifying Party exists in respect of such claim, such Indemnitees shall have the right to employ separate counsel and in that event the reasonable fees and expenses of such separate counsel (but not more than one separate counsel reasonably satisfactory to the Indemnifying Party) shall be paid by such Indemnifying Party. Within thirty (30) days after the receipt of notice from an Indemnitee in accordance with Section 5.05(a) (or sooner, if the nature of such Third-Party Claim so requires), the Indemnifying Party shall notify the Indemnitee of its election whether the Indemnifying Party will assume responsibility for defending such Third-Party Claim. After notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third-Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel shall be the expense of such Indemnitee.

(c) With respect to any Third-Party Claim, the Indemnifying Party and Indemnitees agree, and shall cause their respective counsel (if applicable), to cooperate fully (in a manner that will preserve all attorney-client privilege or other privileges) to mitigate any such claim and minimize the defense costs associated therewith.

(d) If an Indemnifying Party fails to assume the defense of a Third-Party Claim within thirty (30) days after receipt of written notice of such claim, the Indemnitee will, upon delivering notice to such effect to the Indemnifying Party, have the right to undertake the defense, compromise or settlement of such Third-Party Claim on behalf of and for the account of the Indemnifying Party subject to the limitations as set forth in this Section 5.05; provided, however, that such Third-Party Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned. If the Indemnitee assumes the defense of any Third-Party Claim, it shall keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement. The Indemnifying Party shall reimburse all such costs and expenses of the Indemnitee in the event it is ultimately determined that the Indemnifying Party is obligated to indemnify the Indemnitee with respect to such Third-Party Claim. In no event shall an Indemnifying Party be liable for any settlement effected without its consent, which consent will not be unreasonably withheld, delayed or conditioned.

Section 5.06. Additional Matters.

(a) Any claim on account of a Liability which does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the related Indemnifying Party. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such sixty (60) day period, such Indemnifying Party shall be deemed to have accepted responsibility to make payment. If such Indemnifying Party rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the Ancillary Agreements.

(b) In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense (including allocated costs of in-house counsel and other in-house personnel) of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(c) In the event of an Action in which the Indemnifying Party is not a named defendant, if the Indemnifying Party shall so request, the Parties shall endeavor to substitute the Indemnifying Party for the named defendant, and add the Indemnifying Party as a named defendant if at all practicable. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in this section and subject to Section 5.05 with respect to Liabilities, the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts’ fees and all other external expenses, and the allocated costs of in-house counsel and other in-house personnel), the costs of any judgment or settlement, and the cost of any interest or penalties relating to any judgment or settlement.

(d) For the avoidance of doubt, SpinCo will assume the liability for, and control of, all pending and threatened legal matters related to the SpinCo Business or the SpinCo Liabilities and SpinCo will indemnify and hold harmless ParentCo for any Liability arising out of or resulting from such assumed legal matters. Each Party will agree to cooperate in defending any claims against the other Party for events that took place prior to, on or after the Effective Time. ParentCo will retain liability for, and control of, pending and threatened legal matters related to the ParentCo Business.

Section 5.07. Survival of Indemnities. The rights and obligations of each Party and their respective Indemnitees under this Article 5 shall survive the sale or other transfer by any Party or its Affiliates of any assets or businesses or the assignment by it of any and all Liabilities.

ARTICLE 6

CERTAIN COVENANTS AND OTHER AGREEMENTS OF THE PARTIES

Section 6.01. Brand Licensing. ParentCo Group and the SpinCo Group agree to enter into a brand licensing framework agreement (a form of which is attached hereto as Exhibit B) after the completion of the Separation and Distribution, pursuant to which ParentCo Group will grant to the SpinCo Group the exclusive rights to develop, produce, and sell products under certain brands in the Global Markets.

Section 6.02. Product Procurement. ParentCo Group and the SpinCo Group agree to enter into a product procurement framework agreement (a form of which is attached hereto as Exhibit C) after the completion of the Separation and Distribution, pursuant to which ParentCo Group would manufacture and provide finished battery products to the SpinCo Group for its further sales in the Global Markets, and charge the purchase amount plus a mark-up rate.

Section 6.03. Employee Matters.

(a) As of or prior to the Distribution Date, SpinCo will have established a Subsidiary in the Global Markets, which have entered into, or will enter into, an employment agreement with each Transferred Employee in accordance with applicable Law. As of or prior to the Distribution Date, each Transferred Employee will have terminated, or will terminate, his or her employment agreement with the applicable member of the ParentCo Group in accordance with applicable Law.

(b) The ParentCo Group shall take such actions as are necessary or appropriate to cause each Transferred Employee to, effective as of the Distribution Date, cease to participate in any applicable employee incentive plan of the ParentCo Group in accordance with applicable Law. The SpinCo Group may adopt an employee equity incentive plan from time to time, which shall permit the grant and issuance of certain reward awards or incentive awards to employees determined by the SpinCo Group under such plan (including any of the Transferred Employees so determined by the SpinCo Group).

(c)  To the extent any Transferred Employee is required by applicable Law to be paid in connection with the transfer of employment to any member of the SpinCo Group for any vacation time, paid time off and other time-off benefits as such Transferred Employee had with the ParentCo Group as of immediately prior to the Distribution Date, SpinCo Group shall, or shall cause another member of the SpinCo Group to, pay such Transferred Employee the amounts owed in compensation for such vacation time, paid time off and other time-off benefits.

Section 6.04. Tax Matters.

(a) ParentCo shall have sole and exclusive responsibility for the preparation and filing of (i) all Tax Returns that include only ParentCo and/or any of its Subsidiaries that is not a member of the SpinCo Group for any Tax period, (ii) any Tax Returns required to be filed by ParentCo, SpinCo or any of their Subsidiaries for any Pre-Distribution Tax Period and (iii) any Tax Return with respect to a Straddle Tax Period.

(b) SpinCo and its Subsidiaries shall have sole and exclusive responsibility for the preparation and filing of all Tax Returns that include only SpinCo and/or any member of the SpinCo Group for any Post-Distribution Tax Period; provided that if any such Tax Return could reasonably result in a Tax liability or a Tax Return filing obligation for any member of the ParentCo Group with respect to any Tax period, such Tax Return shall be filed consistent with past practices, elections, conventions and accounting methods used prior to the Distribution Date and shall be subject to ParentCo’s right to comment on such Tax Return and any comment from ParentCo shall be considered by SpinCo or the relevant Subsidiary in good faith. No member of the SpinCo Group shall forgo the right to carry back any Tax asset from a Post-Distribution Tax Period to any prior Tax period.

(c) If requested by SpinCo, ParentCo shall (i) submit to SpinCo for SpinCo’s review and comment a draft of any Tax Return (or the relevant portions thereof) described in Section 6.04(a)(ii) or Section 6.04(a)(iii) that reflects a Tax liability for which any member of the SpinCo Group is allocated pursuant to Section 6.04(e) and (ii) consider in good faith any reasonable comments that SpinCo timely provides to ParentCo in respect thereof.

(d) ParentCo shall pay (or cause to be paid) to the proper Tax Authority the Tax shown as due on any Tax Return for which a member of the ParentCo Group is responsible for filing under this Section 6.04, and SpinCo shall pay (or cause to be paid) to the proper Tax Authority the Tax shown as due on any Tax Return for which a member of the SpinCo Group is responsible for filing under this Section 6.04, provided that, (i) if any member of the ParentCo Group is required to make a payment to a Taxing Authority for Taxes allocated to the SpinCo Group pursuant to Section 6.04(e) or Section 6.04(f), SpinCo shall (or shall cause such SpinCo Group member to) promptly pay the amount of such Taxes to ParentCo or, at the election of ParentCo, reimburse such member of the ParentCo Group if it had paid such Taxes and (ii) if any member of the SpinCo Group is required to make a payment to a Taxing Authority for Taxes allocated to the ParentCo Group pursuant to Section 6.04(e) or Section 6.04(f), Parent Co shall (or shall cause such ParentCo Group member to) promptly pay the amount of such Taxes to SpinCo or, at the election of SpinCo, reimburse such member of the SpinCo Group if it had paid such Taxes.

(e) Except as provided in Section 6.04(f), (i) ParentCo shall be allocated all Taxes reported, or required to be reported, on any Tax Return that any member of the ParentCo Group files or is required to file under applicable Law and (ii) SpinCo shall be allocated all Taxes reported, or required to be reported, on any Tax Return that any member of the SpinCo Group files or is required to file under applicable Law.

(f) With respect to any Straddle Tax Period, Taxes shall be allocated between the ParentCo Group and the SpinCo Group accordance with the Closing of the Books Method; provided however, that if any SpinCo Group member does not close its Tax year on the Distribution Date, the Tax attributable to the operations of the members of the SpinCo Group for any Pre-Distribution Tax Period shall be the Tax computed using a hypothetical closing of the books consistent with the Closing of the Books Method.

(g) Any tax sharing agreement between any member of ParentCo Group and any member of the SpinCo Group shall be terminated as of the Effective Date.

Section 6.05. Inducement. SpinCo acknowledges and agrees that ParentCo’s willingness to cause, effect and consummate the Separation and Distribution has been conditioned upon and induced by SpinCo’s covenants and agreements in this Agreement and the Ancillary Agreements, including SpinCo’s assumption of the SpinCo Liabilities pursuant to the Separation and the provisions of this Agreement and SpinCo’s covenants and agreements contained in Article 5.

Section 6.06. Post-Effective Time Conduct. The Parties acknowledge that, after the Effective Time, ParentCo (and the ParentCo Subsidiaries) shall be independent of SpinCo (and the SpinCo Subsidiaries), and SpinCo (and the SpinCo Subsidiaries) shall be independent of ParentCo (and the ParentCo Subsidiaries), in each case with responsibility for its own respective actions and inactions and its own respective Liabilities relating to, arising out of or resulting from the conduct of its business, operations and activities following the Effective Time, except as may otherwise be provided in this Agreement or any Ancillary Agreement, and each Party shall and shall cause the other members of its Group to (except as otherwise provided in Article 5) use commercially reasonable efforts to prevent such Liabilities from being inappropriately borne by any of ParentCo, ParentCo Subsidiaries, SpinCo or SpinCo Subsidiaries.

ARTICLE 7

CONFIDENTIALITY

Section 7.01. Confidentiality.

(a) Notwithstanding any termination of this Agreement and subject to Section 7.02, for a period of ten (10) years after the Distribution Date, each Party agrees to hold, and to cause its respective Subsidiaries, Affiliates, directors, officers, employees, agents, accountants, counsel and other advisors and representatives to hold, in strict confidence, and undertake all reasonable precautions to safeguard and protect the confidentiality of, all Information concerning the other Party that is in its possession after the Distribution Date or furnished by the other Party or its respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives at any time pursuant to this Agreement, any Ancillary Agreement or otherwise, and shall not use any such Information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such Information has been (i) in the public domain through no fault of such Party, its respective Subsidiaries, Affiliates, directors, officers, employees, agents, accountants, counsel and other advisors and representatives, (ii) lawfully acquired from other sources, which are not bound by a confidentiality obligation, by such Party or its respective Subsidiaries or Affiliates, or (iii) independently generated without reference to any proprietary or confidential Information of the other Party or its Subsidiaries.

(b) Each Party agrees not to release or disclose, or permit to be released or disclosed, any such Information to any other Person, except its directors, officers, employees, agents, accountants, counsel and other advisors and representatives who need to know such Information and who are informed and advised that the Information is confidential and subject to the obligations hereunder, except in compliance with Section 7.02. Without limiting the foregoing, when any Information is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement, each Party will promptly after request of the other Party either (i) destroy all copies of the Information in such Party’s possession, custody or control (including any that may be stored in any computer, word processor, or similar device, to the extent not commercially impractical to destroy such copies) including any copies, summaries, analyses, compilations, reports, extracts or other reproductions, in whole or in part, of such written, electronic or other tangible material or any other materials in written, electronic or other tangible format based on, reflecting or containing Information prepared by such Party, and/or (ii) return to the requesting Party, at the expense of the requesting Party, all copies of the Information furnished to such Party by or on behalf of the requesting Party. Notwithstanding the foregoing, each Party may maintain the confidential Information of the other Party that is contained in such Party’s electronic back-up files that are created in the normal course of business pursuant to such Party’s standard protocol for preserving its electronic records.

Section 7.02. Protective Arrangements. In the event that either Party or their respective Subsidiaries or Affiliates, either (i) determines after consultation with counsel, in the opinion of such counsel that it is required by law to disclose any Information, or (ii) receives any demand under lawful process or from any Governmental entity to disclose or provide Information of the other Party or their respective Subsidiaries that is subject to the confidentiality provisions hereof, such Party shall notify the other Party prior to disclosing or providing such Information and shall cooperate at the expense of the requesting party (and to the extent legally permissible) in seeking any reasonable protective arrangements requested by such other Party. Subject to the foregoing, the Party that received such request may thereafter (i) furnish only that portion of the confidential Information that is legally required, (ii) give notice to the other Party of the Information to be disclosed as far in advance as is practical, and (iii) exercise reasonable best efforts to obtain reliable assurance that the confidential nature of such Information shall be maintained.

ARTICLE 8

ACCESS TO INFORMATION AND SERVICES

Section 8.01. Provision of Books and Records.

(a) Except as otherwise provided in any Ancillary Agreement, as soon as practicable after the Distribution Date, ParentCo and SpinCo shall cooperate to provide that originals of SpinCo Books and Records (including all documents and electronically stored information except e-mails or other electronic correspondence not readily available in hard copy) which solely relate to SpinCo or the conduct of the SpinCo Business, as the case may be, up to the Effective Time, are in the possession or control of SpinCo or a SpinCo Subsidiary.

(b) With respect to SpinCo Books and Records (including e-mails and other electronic correspondence not readily available in hard copy) that relate to both the SpinCo Business and the ParentCo Business (the “Combined Books and Records”), (i) the Parties shall use good faith efforts to divide as soon as practicable but no later than six (6) months following the Distribution Date such Combined Books and Records into the books and records which solely relate to ParentCo or the conduct of the ParentCo Business and those that relate solely to SpinCo and the SpinCo Business, as the case may be, up to the Effective Time, as appropriate, and (ii) to the extent such Combined Books and Records are not so divided, each Party shall keep and maintain copies of such Combined Books and Records as reasonably appropriate under the circumstances, subject to applicable confidentiality provisions hereof and of any Ancillary Agreement.

Section 8.02. Access to Information. Except as otherwise provided in any Ancillary Agreement, after the Distribution Date, each Party shall provide the other Party and such other Party’s authorized accountants, counsel and other designated representatives reasonable access and duplicating rights during normal business hours to all records, books, Contracts, instruments, computer data and other data and Information relating to pre-Distribution operations of the SpinCo Business or ParentCo Business, as applicable, or within such Party’s possession or control or such other Information reasonably necessary for the preparation, review or auditing for financials for such other Party (including using reasonable best efforts to give access to Persons or firms possessing Information) insofar as such access is reasonably required by such other Party for the conduct of the SpinCo Business or ParentCo Business, as applicable, subject to appropriate restrictions for classified or privileged information.

Section 8.03. Production of Witnesses. At all times after the Effective Time, each of SpinCo and ParentCo shall use reasonable best efforts to make available to the other, upon prior written request, its and its Subsidiaries’ officers, directors, employees and agents as witnesses to the extent that such Persons may reasonably be required in connection with any Action.

Section 8.04. Reimbursement. Except to the extent otherwise contemplated in any Ancillary Agreements, a Party providing any information under Section 8.02 or witness services under Section 8.03 to the other Party shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments of such amounts, relating to supplies, disbursements and other out-of-pocket expenses (at cost) and direct and indirect expenses of employees who are witnesses or otherwise furnish assistance (at cost), as may be reasonably incurred in providing any such information under Section 8.02 or witness services under Section 8.03.

Section 8.05. Privileged Matters. To allocate the interests of each Party with respect to privileged information, the Parties agree as follows:

(a) ParentCo shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged information which relates solely to the ParentCo Business, whether or not the privileged information is in the possession of or under the control of ParentCo or SpinCo. ParentCo shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged information that relates solely to the subject matter of any claims constituting Liabilities of ParentCo and its Affiliates and all Persons who at any time prior to or as of the Effective Time were directors, officers, agents or employees of ParentCo or any of its Affiliates (in each case, in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, now pending or which may be asserted in the future, in any lawsuits or other Actions initiated against or by ParentCo, whether or not the privileged information is in the possession of or under the control of ParentCo or SpinCo.

(b) SpinCo shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged information which relates solely to the SpinCo Business, whether or not the privileged information is in the possession of or under the control of ParentCo or SpinCo. SpinCo shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged information which relates solely to the subject matter of any claims constituting Liabilities of SpinCo and its Affiliates and all Persons who at any time prior to or as of the Effective Time were directors, officers, agents or employees of SpinCo or any of its Affiliates (in each case, in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, now pending or which may be asserted in the future, in any lawsuits or other Actions initiated against or by SpinCo, whether or not the privileged information is in the possession of SpinCo or under the control of ParentCo or SpinCo.

(c) ParentCo and SpinCo agree that they shall have a shared privilege, with equal right to assert or waive, subject to the restrictions of this Section 8.05, with respect to all privileges not allocated pursuant to the terms of Sections 8.05(a) and 8.05(b). All privileges relating to any claims, proceedings, litigation, disputes or other matters which involve both ParentCo and SpinCo in respect of which ParentCo and SpinCo retain any responsibility or liability under this Agreement shall be subject to a shared privilege.

(d) No Party may waive any privilege which could be asserted under any applicable law, if the other Party has a shared privilege, without the consent of the other Party, except to the extent reasonably required in connection with any litigation with Third Parties or as provided in Section 8.05(e). Such consent shall be in writing, or shall be deemed to be granted unless written objection is made within twenty (20) days after notice upon the other Party requesting such consent.

(e) In the event of any litigation or dispute between the Parties and any of its Affiliates, either Party may waive a privilege in which the other Party has a shared privilege, without obtaining the consent of the other Party, provided that such waiver of a shared privilege shall be effective only as to the use of Information with respect to the litigation or dispute between the Parties and any of its Affiliates, and shall not operate as a waiver of the shared privilege with respect to Third Parties.

(f) If a dispute arises between the Parties regarding whether a privilege should be waived to protect or advance the interest of either Party, each Party agrees that it shall negotiate in good faith, shall endeavor to minimize any prejudice to the rights of the other Party, and shall not unreasonably withhold consent to any request for waiver by the other Party. Each Party specifically agrees that it will not withhold consent to waiver for any purpose except to protect its own legitimate interests.

(g) Upon receipt by any Party of any subpoena, discovery or other request which arguably calls for the production or disclosure of Information subject to a shared privilege or as to which the other Party has the sole right hereunder to assert a privilege, or if any Party obtains knowledge that any of its current or former directors, officers, agents or employees has received any subpoena, discovery or other request which arguably calls for the production or disclosure of such privileged information, such Party shall promptly notify the other Party of the existence of the request and shall provide the other Party a reasonable opportunity to review the Information and to assert any rights it may have under this Section 8.05 or otherwise to prevent the production or disclosure of such privileged information.

(h) The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of ParentCo and SpinCo, as set forth in this Section 8.05 and elsewhere in this Agreement, to maintain the confidentiality of privileged information and to assert and maintain applicable privileges. The access to Information being granted pursuant to Sections 8.01 and 8.02, the agreement to provide witnesses and individuals pursuant to Section 8.03 and the transfer of privileged information between the Parties pursuant to this Agreement shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.

ARTICLE 9

DISPUTE RESOLUTION

Section 9.01. Disputes and Negotiation. The Parties agree to follow the procedures set forth in this Article 9 if and when a dispute arises under this Agreement or the Ancillary Agreements. In the event of a dispute between the Parties, a designated representative of each of ParentCo and SpinCo will meet as reasonably requested by either Party to review any such dispute. If the disagreement is not resolved by the designated representatives by mutual agreement within thirty (30) days after a meeting to discuss the disagreement, either Party may at any time thereafter provide the other Party written notice specifying the terms of such disagreement in reasonable detail. Upon receipt of such notice, the chief executive officers of ParentCo and SpinCo shall meet at a mutually agreed upon time and location for the purpose of resolving such disagreement. The chief executive officers of ParentCo and SpinCo will discuss such disagreement and/or negotiate for a period of up to sixty (60) days in an effort to resolve such disagreement or negotiate an acceptable interpretation or revision of the applicable portion of this Agreement or the Ancillary Agreements mutually agreeable to both Parties, without the necessity of formal procedures relating thereto. During the course of such negotiations, the Parties will reasonably cooperate and provide information that is not materially confidential in order that each of the Parties may be fully informed with respect to the issues in dispute. The institution of a formal proceeding, including arbitration under Section 9.02, to resolve the disagreement may occur by written notice to the other Party only after the earlier of: (i) the chief executive officers of ParentCo and SpinCo mutually agreeing that resolution of the disagreement through continued negotiation is not likely to occur; or (ii) the expiration of the sixty (60) day negotiation period.

Section 9.02. Dispute Resolution and Arbitration. Disputes (the “Disputes”) arising out of, relating to or in connection with this Agreement or the Ancillary Agreements (except as otherwise provided in any Ancillary Agreements), or in relations between the parties with respect to the subject matter hereof, for any reason or under any circumstances, shall be resolved exclusively by arbitration under the auspices of Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the time of the request for arbitration. The arbitration shall take place in Hong Kong at the HKIAC. The arbitration proceeding shall be conducted in English. The arbitral tribunal shall consist of three (3) arbitrators, with one arbitrator to be appointed by ParentCo, one arbitrator to be appointed by SpinCo, and the third arbitrator to be appointed by the Chairman of HKIAC. Each of the arbitrators shall be fluent in English. The arbitration award shall be final and binding on the Parties and shall not be subject to any appeal. Any judgment upon any award may be entered and enforced in any court having jurisdiction over a Party or any of its assets. For the purpose of enforcement of an award, the Parties irrevocably and unconditionally waive any defense of inconvenient forum in any court of competent jurisdiction.

Section 9.03. Confidentiality. The arbitration proceeding shall be confidential and the arbitrator(s) shall issue appropriate protective orders to safeguard each Party’s confidential Information. Except as required by law, no Party shall make (or instruct the arbitrator(s) to make) any public announcement with respect to the proceedings or decision of the arbitrator(s) without prior written consent of each other Party. The existence of any dispute submitted to arbitration, and the award, shall be kept in confidence by the Parties and the arbitrator(s), except as may be required in connection with the enforcement of such award or as otherwise required by applicable law or regulatory authority.

Section 9.04. Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES, INCLUDING, WITHOUT LIMITATION, LOST PROFITS AND BUSINESS INTERRUPTION.

ARTICLE 10

FURTHER ASSURANCES

Section 10.01. Further Assurances.

(a) In addition to and without limiting the actions specifically provided in this Agreement, each of the Parties shall use its reasonable best efforts, prior to, on and after the Distribution Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Without limiting the foregoing, prior to, on and after the Distribution Date, each Party shall cooperate with the other Party, and without any further consideration, but at the expense of the requesting Party, to execute and deliver, or use its reasonable best efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental entity or any other Person under any permit, license, agreement, indenture or other instrument (including any Consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by the other Party from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the transfers of the SpinCo Assets or ParentCo Assets and the assignment and assumption of the SpinCo Liabilities or ParentCo Liabilities and the other transactions contemplated hereby and thereby.

(c) At or prior to the Effective Time, ParentCo and SpinCo, in their respective capacities as direct and indirect shareholders of ParentCo Subsidiaries and SpinCo Subsidiaries (as applicable), shall each approve or ratify any actions that are reasonably necessary or desirable to be taken by ParentCo, SpinCo, any ParentCo Subsidiary, any SpinCo Subsidiary, as the case may be, to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements.

(d) Nothing in this Article 10 shall limit or affect the provisions of Section 3.13(c) or Article 11.

ARTICLE 11

TERMINATION

Section 11.01. Termination. Notwithstanding anything to the contrary herein, this Agreement (including Article 5 (Indemnification)) may be terminated and the Separation and Distribution may be amended, modified or abandoned at any time prior to the Distribution by and in the sole discretion of ParentCo without the approval of SpinCo. In the event of such termination, no Party shall have any Liability to the other Party or any other Person. After the Distribution, this Agreement may not be terminated except by an agreement in writing signed by each Party.

ARTICLE 12

MISCELLANEOUS

Section 12.01. Governing Law. This Agreement and any dispute arising out of, in connection with or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the conflicts of laws principles thereof.

Section 12.02. Assignability. The provisions of this Agreement, each Ancillary Agreement (except as otherwise provided in any Ancillary Agreement) and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted transferees and assigns. Notwithstanding the foregoing, this Agreement shall not be assignable, in whole or in part, by any Party without the prior written consent of the other Party, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be null and void; provided, however, that a Party may assign this Agreement to an Affiliate controlled by such Party or in connection with a merger transaction in which such Party is not the surviving entity or in connection with the sale or other transfer by such Party of all or substantially all of its assets, and upon the effectiveness of such assignment, the assigning Party shall be released from all of its obligations under this Agreement if the surviving entity of such merger or the transferee of such assets shall agree in writing, in form and substance reasonably satisfactory to the other Party, to be bound by all terms of this Agreement as if named as a “Party” hereto.

Section 12.03. Third Party Beneficiaries. Except for the indemnification rights under this Agreement of any ParentCo Indemnitee or SpinCo Indemnitee in their respective capacities as such, (a) the provisions of this Agreement and each Ancillary Agreement (except as otherwise provided in any Ancillary Agreement) are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder, and (b) there are no Third Party beneficiaries of this Agreement or any Ancillary Agreement (except as otherwise provided in any Ancillary Agreement) and neither this Agreement nor any Ancillary Agreement (except as otherwise provided in any Ancillary Agreement) shall provide any Third Party with any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement or any Ancillary Agreement (except as otherwise provided in any Ancillary Agreement).

Section 12.04. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Party to be notified, (b) upon transmission of an electronic mail sent to the Party’s e-mail address, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth below (or at such other addresses as shall be specified by notice given in accordance with this Section):

If to ParentCo, to:

Unit C, 33/F

TML Tower

No.3 Hoi Shing Road

Tsuen Wan, New Territories

Hong Kong

Attention: HONG Yu

If to SpinCo, to:

153 BEACH Road

#22-01/04

GATEWAY EAST

SINGAPORE

Attention: DONG Li

Section 12.05. Severability. If any provision of this Agreement or any Ancillary Agreement (except as otherwise provided in any Ancillary Agreement) or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby or thereby, as the case may be, is not affected in any manner adverse to any Party. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.

Section 12.06. Expenses. Except as expressly set forth in this Agreement or in any Ancillary Agreement (except as otherwise provided in any Ancillary Agreement), whether or not the Separation or the Distribution is consummated, all the costs and expenses incurred in connection with the Separation and Distribution, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work paid or incurred in connection with the Separation and Distribution shall be paid by the Party incurring such costs and expenses.

Section 12.07. Survival of Covenants. Except as expressly set forth in any Ancillary Agreement (except as otherwise provided in any Ancillary Agreement), all covenants, representations and warranties contained in this Agreement and each Ancillary Agreement (except as otherwise provided in any Ancillary Agreement), and liability for the breach of any obligations contained herein, shall survive the Effective Time and remain in full force and effect in accordance with their applicable terms.

Section 12.08. Waivers of Default. The failure of either Party to require strict performance by the other Party of any provision in this Agreement or any Ancillary Agreement (except as otherwise provided in any Ancillary Agreement) will not waive or diminish such Party’s right to demand strict performance thereafter of that or any other provision hereof.

Section 12.09. Specific Performance. Subject to the provisions of Article 9, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

Section 12.10. Amendments. Subject to Section 11.01, this Agreement may not be modified or amended except by an agreement in writing signed by each of the Parties.

Section 12.11. Schedules. All schedules attached hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Capitalized terms used in the schedules hereto but not otherwise defined therein will have the respective meanings assigned to such terms in this Agreement.

Section 12.12. Construction.

(a) This Agreement has been prepared jointly and shall not be strictly construed against either Party.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender.

(c) Except as otherwise indicated, all references in this Agreement to “Articles”, “Sections”, “Schedules”, “Exhibits” and “Attachments” are intended to refer to Articles and Sections of, and Schedules, Exhibits and Attachments, to this Agreement.

(d) The words “include” and “including,” shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”.

(e) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12.13. Counterparts. This Agreement may be executed in two or more counterparts, original, but which together shall constitute one and the same instrument. Any executed counterpart delivered by means of electronic transmission pursuant to which the signature of (or on behalf of) such Party can be seen shall be deemed for all purposes as being a good and valid execution and delivery of this Agreement by such Party.

Section 12.14. Performance. ParentCo shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement (except as otherwise provided in any Ancillary Agreement) to be performed by any ParentCo Subsidiary. SpinCo shall cause to be performed, and hereby guarantee the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement (except as otherwise provided in any Ancillary Agreement) to be performed by any SpinCo Subsidiary.

Section 12.15. Mutual Drafting. This Agreement and the Ancillary Agreements (except as otherwise provided in any Ancillary Agreement) shall be deemed to be the joint work product of the Parties, and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

[Remainder of Page Intentionally Left Blank]

WITNESS WHEREOF, the Parties have caused this Separation and Distribution Agreement authorized representatives as of the day and year first above written.

Leoch International Technology Limited

By:	/s/ HONG Yu
Name: HONG Yu
Title: Director

[Signature Page to Separation and Distribution Agreement]

WITNESS WHEREOF, the Parties have caused this Separation and Distribution Agreement authorized representatives as of the day and year first above written.

Leoch Energy Inc

By:	/s/ DONG Li
Name: DONG Li
Title: Director

[Signature Page to Separation and Distribution Agreement]

Schedule I

List of Ancillary Agreements

1.	Brand Licensing Agreement between ParentCo Group and SpinCo Group, the form of which is attached in Exhibit B to this Agreement

2.	Product Procurement Framework Agreement between ParentCo Group and SpinCo Group, the form of which is attached in Exhibit C to this Agreement

Schedule I

Exhibit A

Amended and Restated Memorandum and Articles of Association

Exhibit A-1

Exhibit B

Brand Licensing Agreement

Exhibit B-1

Exhibit C

Product Procurement Framework Agreement

Exhibit C-1